October 29, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Emily Drazan, Attorney-Adviser
Larry Spirgel, Assistant Director

Re:	NET TALK.COM, Inc.
Preliminary Information Statement on Schedule 14C
Filed October 17, 2014
File No. 000-53668

Ladies and Gentlemen:

On behalf of Nettalk.com, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 27, 2014.

General

1. We note Please identify the shareholders representing 52.27% of the company`s outstanding common stock who consented in writing to the proposals. Tell us in your response letter the facts surrounding how these shareholders came to provide their consent, such as who approached the stockholders about providing their consents and when.

Response:

Please find immediately below this response a list of the Company’s shareholders who represent the 52.27% of the Company’s outstanding common stock who consented to the proposals as set forth in the Schedule 14C. To the Company’s best belief, on or about October 11, 2014, Mr. Shad Stastney (listed below) approached other shareholders regarding potentially removing Messrs. Bishay, Bishara, and Aljasrawi which led to the receipt of the below listed shareholders consents on October 16, 2014.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com

Angie Ilisie

Stephanie Maria Kyriakides

Steven Healy

Shad Stastney

Garry Paxinos

Nick Kyriakides

Kenneth Hosfeld & Ana C. Imai

Kyriakides Investments, Ltd.

Anastasios Kyriakides

Leo Manzewitsch

2. Please revise your disclosure to identify the reason behind the removal of Samar Bishay, Maged Bishara, and Nadir Aljasrawi from their positions serving as members of the Company’s Board.

Response:

The Company cannot be entirely certain what the above listed shareholders reasons were for voting for the removal of Messrs. Bishay, Bishara, and Aljasrawi. Moreover, pursuant to the Florida Business Corporation Act, Section 607.0808, the shareholders are permitted to remove one or more directors with or without cause. That notwithstanding, the Company believes the shareholders were concerned about potential conflicts of interest between the subject directors and the Company as well as potential breaches of fiduciary duties by such subject directors. However, the Company does not believe it can or should disclose reasons for the subject action, taken by the shareholders of the Company as described in the Schedule 14C, based on what the Company believes may be the reasons for such vote.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Darrin Ocasio
Darrin Ocasio

cc:	Anastasios Kyriakides, CEO
Timothy O’Brien, Esq.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com